SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment 6)*

Under the Securities Exchange Act of 1934

Alibaba Group Holding Limited

(Name of Issuer)

Ordinary shares, par value US$0.000003125 per share

(Title of Class of Securities)

01609W102**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[☐] Rule 13d-1(b)

[☐] Rule 13d-1(c)

[☒] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, each representing eight ordinary shares, par value $0.000003125 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 7 Pages

CUSIP No. 01609W102	13G	Page 2 of 7 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Please see response to Item 8
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,597,022,865(1)(4)
	6	SHARED VOTING POWER 3,748,039,079(1)(2)(4)
	7	SOLE DISPOSITIVE POWER 1,597,022,865
	8	SHARED DISPOSITIVE POWER 3,748,039,079(2)(4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,345,061,944(1)(2)(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.8%(1)(2)(3)
12	TYPE OF REPORTING PERSON CO

1	This figure does not take into account the Voting Agreement described in Item 8.

2	See the description of ownership by subsidiaries of the Reporting Person in Item 4.

3	Percent of class is based on 21,528,618,024 ordinary shares of the Issuer (“Ordinary Shares”) outstanding, as of December 31, 2021.

4	The Issuer executed a stock split of one ordinary share into eight ordinary shares effective on July 30, 2019.

CUSIP No. 01609W102	13G	Page 3 of 7 pages

Item 1.

(a)	Name of Issuer:

Alibaba Group Holding Limited

(b)	Address of Issuer’s Principal Executive Offices:

26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by SoftBank Group Corp. (the “Reporting Person”).

(b)	Address of Principal Business Office:

The address of the principal business office of SoftBank Group Corp. is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan.

(c)	Citizenship:

See Row 4 of cover page for the Reporting Person.

(d)	Title of Class of Securities:

Ordinary shares, par value US$0.000003125 per share, of the Issuer.

(e)	CUSIP Number:

01609W102

Item 3.	Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Ordinary Shares by the person filing this statement is provided as of December 31, 2021:

CUSIP No. 01609W102	13G	Page 4 of 7 pages

(a)	Amount Beneficially Owned:

See Row 9 of cover page for the Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for the Reporting Person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person. See also response to Item 8 below.

(iii)	sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

The Reporting Person is the direct or indirect owner of the shares set forth herein. A portion of such shares are beneficially owned via direct or indirect subsidiaries of the Reporting Person. As of December 31, 2021, none of the subsidiaries of the Reporting Person holding shares individually beneficially owned more than 5.0% of the outstanding Ordinary Shares, with the exception of Skywalk Finance GK, a subsidiary of the Reporting Person which beneficially owned 6.3% Ordinary Shares as of such date.

Item 5.	Not applicable.

Item 6.	Not applicable.

Item 7.	Not applicable.

CUSIP No. 01609W102	13G	Page 5 of 7 pages

Item 8.	Identification and Classification of Members of the Group

(a) The Issuer, SoftBank Group Corp., Joseph Tsai, and each such shareholder’s Subordinate Shareholders (as defined therein), and, solely for limited purposes, Jack Yun Ma, are parties to an Amended and Restated Voting Agreement, dated as of December 17, 2021 (the “Amended Voting Agreement”). The Amended Voting Agreement amended and restated a Voting Agreement, dated as of September 18, 2014 (the “Prior Voting Agreement”), by and among the Issuer, Jack Yun Ma, Joseph Tsai, Altaba Inc. (formerly Yahoo! Inc.), SoftBank Group Corp. (formerly SoftBank Corp.), and each such shareholder’s Subordinate Shareholders (as defined therein). Under the Prior Voting Agreement, among other things, Jack Yun Ma and Joseph Tsai shared the right to vote by proxy certain Ordinary Shares held by SoftBank Group Corp. on certain matters and they and their Subordinate Shareholders (as defined in the Prior Voting Agreement) had an obligation to vote in favor of SoftBank Group Corp.’s director nominee as well as the Alibaba Partnership Designees (as defined in the Prior Voting Agreement). The Amended Voting Agreement amended and restated the Prior Voting Agreement in order to, among other things, remove Jack Yun Ma and his Subordinate Shareholders as parties thereto and deleted certain provisions of the Prior Voting Agreement that were no longer relevant. Altaba Inc. announced its dissolution effective as of October 4, 2019.

Pursuant to the Amended Voting Agreement, the parties thereto agreed, among other things, that:

•

SoftBank Group Corp. be permitted to nominate one director to the Issuer’s board of directors for so long as SoftBank Group Corp. and certain of its affiliates own 15% or more of the Issuer’s outstanding Ordinary Shares;

•

SoftBank Group Corp. will (i) vote its Ordinary Shares in favor of the election of persons nominated to be directors by Lakeside Partners, L.P., a Cayman limited partnership until SoftBank Group Corp. and certain of its affiliates collectively own less than 15% of the Issuer’s outstanding Ordinary Shares and (ii) grant the voting power of any portion of its holdings in Ordinary Shares exceeding 30% of the Issuer’s outstanding Ordinary Shares to Joseph Tsai by proxy (although on December 31, 2021, SoftBank Group Corp. owned less than 30% of the Issuer’s outstanding Ordinary Shares and, therefore, Joseph Tsai did not have voting power over any Ordinary Shares held by SoftBank Group Corp.); and

•

Joseph Tsai will vote the Ordinary Shares he owns and any other Ordinary Shares over which he holds voting rights in favor of the election of the SoftBank Group Corp. director nominee for so long as SoftBank Group Corp. and certain of its affiliates own 15% or more of the Issuer’s outstanding Ordinary Shares.

CUSIP No. 01609W102	13G	Page 6 of 7 pages

SoftBank Group Corp.’s proxy obligations described in clause (ii) in the second bullet above shall (1) not apply in respect of any proposal submitted to the Issuer’s shareholders that may result in an issuance of Ordinary Shares or other equity interests of the Issuer, including securities exchangeable or convertible into Ordinary Shares, that would increase the amount of the Issuer’s then-outstanding Ordinary Shares by 3% or more and (2) terminate when Jack Yun Ma owns less than 1% of the Issuer’s issued and outstanding Ordinary Shares on a fully diluted basis or if the Issuer materially breaches the Amended Voting Agreement.

The Reporting Person may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the Ordinary Shares beneficially owned by the Reporting Person and the other parties to the Voting Agreement. Assuming such a group is deemed to exist, the members of the group are as follows: (1) SoftBank Group Corp. and certain direct or indirect subsidiaries thereof; and (2) Joseph C. Tsai, the Joe and Clara Tsai Foundation Limited, Parufam Limited, PMH Holding Limited, Clara Wu Ming-Hua and APN Ltd.

Item 9.	Not applicable.

Item 10.	Not applicable.

CUSIP No. 01609W102	13G	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

SOFTBANK GROUP CORP.

By:	/s/ Natsuko Ohga
Name:	Natsuko Ohga
Title:	Head of Corporate Legal Department